CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended December 31, 2017. Management is also responsible for the preparation and presentation of other financial information included in the 2017 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of December 31, 2017. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Rhodri J. Harries)
Glenn J. Chamandy	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 21, 2018

GILDAN 2017 REPORT TO SHAREHOLDERS P. 48

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Gildan Activewear Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2017 and January 1, 2017, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and January 1, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion
A - Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
B - Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 49

CONSOLIDATED FINANCIAL STATEMENTS

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity's auditor since fiscal 1996.

Montreal, Canada

February 21, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 50

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Gildan Activewear Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Gildan Activewear Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and January 1, 2017, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 21, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in accompanying “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended December 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
February 21, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 52

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 31, 2017	January 1, 2017

Current assets:
Cash and cash equivalents (note 6)	$52,795	$38,197
Trade accounts receivable (note 7)	243,365	277,733
Income taxes receivable	3,891	—
Inventories (note 8)	945,738	954,876
Prepaid expenses, deposits and other current assets	62,092	69,719
Total current assets	1,307,881	1,340,525
Non-current assets:
Property, plant and equipment (note 9)	1,035,818	1,076,883
Intangible assets (note 10)	401,605	354,221
Goodwill (note 10)	226,571	202,108
Deferred income taxes (note 18)	—	1,500
Other non-current assets	8,830	14,907
Total non-current assets	1,672,824	1,649,619
Total assets	$2,980,705	$2,990,144
Current liabilities:
Accounts payable and accrued liabilities	$258,476	$234,062
Income taxes payable	—	1,866
Total current liabilities	258,476	235,928
Non-current liabilities:
Long-term debt (note 11)	630,000	600,000
Deferred income taxes (note 18)	3,713	—
Other non-current liabilities (note 12)	37,141	34,569
Total non-current liabilities	670,854	634,569
Total liabilities	929,330	870,497
Commitments, guarantees and contingent liabilities (note 23)
Equity (note 13):
Share capital	159,170	152,313
Contributed surplus	25,208	23,198
Retained earnings	1,853,457	1,903,525
Accumulated other comprehensive income	13,540	40,611
Total equity attributable to shareholders of the Company	2,051,375	2,119,647
Total liabilities and equity	$2,980,705	$2,990,144

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Russell Goodman)
Glenn J. Chamandy	Russell Goodman
Director	Director

GILDAN 2017 REPORT TO SHAREHOLDERS P. 53

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 31, 2017 and January 1, 2017
(in thousands of U.S. dollars, except per share data)

	2017	2016

Net sales	$2,750,816	$2,585,070
Cost of sales	1,949,597	1,865,367
Gross profit	801,219	719,703
Selling, general and administrative expenses (note 16(a))	377,323	336,433
Restructuring and acquisition-related costs (note 17)	22,894	11,746
Operating income	401,002	371,524
Financial expenses, net (note 14(c))	24,186	19,686
Earnings before income taxes	376,816	351,838
Income tax expense (note 18)	14,482	5,200
Net earnings	362,334	346,638
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges (note 14(d))	(27,071)	39,518
Actuarial loss on employee benefit obligations (note 12(a))	(64)	(5,239)
	(27,135)	34,279
Comprehensive income	$335,199	$380,917
Earnings per share: (note 19)
Basic	$1.62	$1.47
Diluted	$1.61	$1.47

See accompanying notes to consolidated financial statements.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 54

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 31, 2017 and January 1, 2017
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	15,225	—	—	15,225
Shares issued under employee share purchase plan	53	1,532	—	—	—	1,532
Shares issued pursuant to exercise of stock options	77	1,278	(453)	—	—	825
Shares issued or distributed pursuant to vesting of restricted share units	291	7,632	(12,185)	—	(143)	(4,696)
Shares repurchased for cancellation (note 13(d))	(13,775)	(8,626)	—	—	(385,825)	(394,451)
Change in classification of non-Treasury RSUs to equity-settled	—	—	6,234	—	—	6,234
Dividends declared	—	—	370	—	(74,752)	(74,382)
Transactions with shareholders of the Company recognized directly in equity	(13,354)	1,816	9,191	—	(460,720)	(449,713)
Cash flow hedges (note 14(d))	—	—	—	39,518	—	39,518
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(5,239)	(5,239)
Net earnings	—	—	—	—	346,638	346,638
Comprehensive income	—	—	—	39,518	341,399	380,917
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
Share-based compensation	—	—	15,706	—	—	15,706
Shares issued under employee share purchase plan	58	1,671	—	—	—	1,671
Shares issued pursuant to exercise of stock options	269	5,304	(1,914)	—	—	3,390
Shares issued or distributed pursuant to vesting of restricted share units	364	7,709	(12,229)	—	—	(4,520)
Shares repurchased for cancellation (note 13(d))	(11,512)	(7,692)	—	—	(320,924)	(328,616)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(198)	(135)	—	—	(6,145)	(6,280)
Dividends declared	—	—	447	—	(85,269)	(84,822)
Transactions with shareholders of the Company recognized directly in equity	(11,019)	6,857	2,010	—	(412,338)	(403,471)
Cash flow hedges (note 14(d))	—	—	—	(27,071)	—	(27,071)
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(64)	(64)
Net earnings	—	—	—	—	362,334	362,334
Comprehensive income	—	—	—	(27,071)	362,270	335,199
Balance, December 31, 2017	219,199	$159,170	$25,208	$13,540	$1,853,457	$2,051,375

See accompanying notes to consolidated financial statements.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 55

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 31, 2017 and January 1, 2017
(in thousands of U.S. dollars)

	2017	2016

Cash flows from (used in) operating activities:
Net earnings	$362,334	$346,638
Adjustments to reconcile net earnings to cash flows from operating activities (note 21(a))	175,199	158,447
	537,533	505,085
Changes in non-cash working capital balances:
Trade accounts receivable	38,924	57,097
Income taxes	(5,424)	(1,716)
Inventories	27,102	(15,188)
Prepaid expenses, deposits and other current assets	(5,227)	7,070
Accounts payable and accrued liabilities	20,452	(14,450)
Cash flows from operating activities	613,360	537,898

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(91,951)	(129,408)
Purchase of intangible assets	(2,845)	(10,833)
Business acquisitions (note 5)	(115,776)	(163,947)
Proceeds on disposal of property, plant and equipment	542	833
Cash flows used in investing activities	(210,030)	(303,355)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving long-term bank credit facility	30,000	(375,000)
Proceeds from term loan	—	300,000
Proceeds from issuance of notes	—	300,000
Dividends paid	(84,822)	(74,382)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4,520)	(4,696)
Proceeds from the issuance of shares	4,900	2,209
Repurchase and cancellation of shares (note 13(d))	(328,616)	(394,451)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(6,280)	—
Cash flows used in financing activities	(389,338)	(246,320)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	606	(701)
Net increase (decrease) in cash and cash equivalents during the fiscal year	14,598	(12,478)
Cash and cash equivalents, beginning of fiscal year	38,197	50,675
Cash and cash equivalents, end of fiscal year	$52,795	$38,197

Cash paid (included in cash flows from operating activities):
Interest	$16,658	$10,670
Income taxes, net of refunds	15,209	9,349

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 31, 2017 and January 1, 2017
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks, and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 31, 2017 and January 1, 2017 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended December 31, 2017 were authorized for issuance by the Board of Directors of the Company on February 21, 2018.

(b)	Basis of measurement:
These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Derivative financial instruments which are measured at fair value;

•	Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;

•	Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and

•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)     Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

(ii)    Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Branded Apparel SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
A.K.H., S. de R. L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 31, 2017.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts. Trade accounts receivable are recorded net of accrued sales discounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price of finished goods in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets which are classified as assets held for sale, are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life and any applicable borrowing costs and is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 25 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use.

All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination and consist of customer contracts and customer relationships, license agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial, and other resources to complete the development and to use the software product are available; and

•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or "CGUs").

GILDAN 2017 REPORT TO SHAREHOLDERS P. 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

Financial liabilities
Financial liabilities are classified into the following categories.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives within a financial liability are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

(o)	Employee benefits:
Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
Provisions for onerous contracts are recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company regularly evaluates the recoverability of these assets.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(w)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; facility exit and closure costs; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(x)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y)	Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(z)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(aa) Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(aa) Income taxes (continued):

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(bb) Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(cc) Share based payments:
Stock options, Treasury, and non-Treasury restricted share units
Stock options, Treasury restricted share units, and non-Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(bb) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Share based payments (continued):

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(dd) Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(ee) Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units ("CGUs")
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel, and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty:
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

GILDAN 2017 REPORT TO SHAREHOLDERS P. 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee) Use of estimates and judgments (continued):

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives, including discounts and rebates, are granted to our customers. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates, or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities, and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended December 31, 2017 for additional details on the recoverability of the Company’s cash-generating units.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial

GILDAN 2017 REPORT TO SHAREHOLDERS P. 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee) Use of estimates and judgments (continued):

assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs, which requires an assumed discount rate. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability, which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services). The standard prescribes a five-step approach to revenue recognition: (1) identify the contracts with the customer; (2) identify the separate performance obligations in the contracts; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when, or as, each performance obligation is satisfied. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, and can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to opening retained earnings at the date of initial adoption (modified retrospective method). Upon transition, an entity can elect to apply IFRS 15 with or without certain practical expedients.

The Company has reviewed the new standard against its existing accounting policies and practices, including reviewing standard purchase orders, invoices, shipping terms, and contracts with customers, including discount arrangements, within its significant revenue streams in order to assess any terms that can represent additional performance obligations and to evaluate transaction price considerations. The majority of the Company’s contracts with customers are contracts in which the sale of finished products is generally expected to be the only performance obligation. The Company has concluded that the revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally upon shipment of products to customers, consistent with its current practice. Some contracts with customers provide incentive programs, including discounts, promotions, advertising allowances, and other volume-based incentives. Currently, the Company recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable,

GILDAN 2017 REPORT TO SHAREHOLDERS P. 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Revenues from contracts with customers (continued):

net of provisions for customer incentives and for sales returns. Such incentives give rise to variable consideration under IFRS 15, which is also estimated at contract inception.

The Company will adopt the new standard in the first quarter of fiscal 2018 using the modified retrospective transition method. The Company has concluded that the new guidance under IFRS 15 will not have a material impact on recognition and amounts in its consolidated financial statements. The Company expects to record a non-cash adjustment to reduce retained earnings by less than $2.0 million at January 1, 2018 on initial adoption, representing the gross margin on estimated net sales for which revenue recognition should be delayed under the guidance of IFRS 15. The Company is completing the assessment of the overall impact on the Company’s disclosures and is addressing any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new guidance starting in the first quarter of fiscal 2018.

Financial Instruments
In July 2014, the IASB issued IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013), which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018. IFRS 9 (2014) must be applied retroactively; however, it contains significant exemptions from retroactive application for the classification and measurement requirements of the new standard, including impairment. The Company expects to record a non-cash adjustment of approximately $1.0 million to reduce retained earnings at January 1, 2018, as a result of the adoption of IFRS 9 (2014), reflecting additional allowance for doubtful accounts from the new expected credit loss model.

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company will adopt the new standard in the first quarter of fiscal 2019, and expects to use the modified retrospective transition method. The Company expects that the initial adoption of IFRS 16 will result in approximately $120 million of operating lease liabilities (primarily for the rental of premises), being recognized in the consolidated statement of financial position, with a corresponding right-of-use asset being recognized. The Company also expects a decrease of its operating lease costs, offset by a corresponding increase of its financial expenses and depreciation and amortization resulting from the changes in the recognition, measurement and presentation requirements. However, no significant impact on net earnings is expected at this time.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of IFRIC 23 on the consolidated financial statements.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

Fiscal 2017 Acquisitions:

American Apparel
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, ("American Apparel"), which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. The Company also acquired inventory from American Apparel for approximately $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in fiscal 2017 and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American printwear channel and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further share in the fashion basics category of these markets.

Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Goodwill is primarily attributable to expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Results from the sale of products under the American Apparel® brand are included in the Printwear segment. The consolidated results of the Company for fiscal 2017 include net sales of $49.1 million and a net loss of $1.0 million (including restructuring and acquisition-related costs) relating to American Apparel since the date of acquisition.

If the acquisition of American Apparel was accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for fiscal 2017 would have been $2,755.6 million and $361.2 million respectively. These pro forma figures are based on estimated results of American Apparel's operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisition, as if the acquisition occurred on January 2, 2017, and should not be viewed as indicative of the Company’s future results.

Other
On July 17, 2017, the Company acquired substantially all of the assets of a ring-spun yarn manufacturer with two facilities located in Columbus, Georgia for cash consideration of $13.5 million, including a balance due of $1.3 million to be paid within eighteen months of closing. The transaction also resulted in the effective settlement of $1.2 million of trade accounts payable owed by Gildan to the manufacturer prior to the acquisition. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Goodwill is attributable primarily to the assembled workforce and was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. The net sales and net earnings attributable to this acquisition since July 17, 2017 were not significant.

On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $5.7 million. The transaction also resulted in the effective settlement of $2.9 million of trade accounts receivable due to Gildan prior to the acquisition. The net sales and net earnings attributable to this acquisition since April 4, 2017 were not significant.

The Company accounted for its acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired based on management's best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the inventories and equipment acquired for the acquisitions made on April 4, 2017 and July 17, 2017. The Company expects to finalize its assessment during the first half of fiscal 2018.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for the fiscal 2017 acquisitions:

GILDAN 2017 REPORT TO SHAREHOLDERS P. 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

	American Apparel	Other	Total
Assets acquired:
Trade accounts receivable	$—	$1,893	$1,893
Income taxes receivable	—	235	235
Inventories	11,052	7,235	18,287
Prepaid expenses, deposits and other current assets	—	4,100	4,100
Property, plant and equipment	1,527	3,011	4,538
Intangible assets (1)	67,400	2,958	70,358
	79,979	19,432	99,411
Liabilities assumed:
Accounts payable and accrued liabilities	—	(3,822)	(3,822)

Goodwill	18,562	5,525	24,087
Net assets acquired at fair value	$98,541	$21,135	$119,676
Cash consideration paid at closing, net of cash acquired	98,541	18,069	116,610
Settlement of pre-existing relationships	—	1,766	1,766
Balance due	—	1,300	1,300
	$98,541	$21,135	$119,676
(1) The intangible assets acquired relating to American Apparel are comprised of trademarks in the amount of $51.4 million which are not being amortized as they are considered to be indefinite life intangible assets, and customer relationships in the amount of $16.0 million which are being amortized on a straight line basis over their estimated useful lives of ten years. The intangible assets acquired relating to other acquisitions is comprised of customer relationships in the amount $3.0 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years.

Fiscal 2016 Acquisitions:

Peds Legwear, Inc.
On August 22, 2016, the Company acquired a 100% interest in Peds Legwear, Inc. ("Peds") for total consideration of $51.9 million (net of cash acquired and income tax liabilities assumed), of which $47.9 million was paid at closing and a balance due of $4.0 million paid in fiscal 2017. Excluding the income tax liabilities and certain non-operational liabilities assumed, the gross consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. Goodwill is attributable primarily to Peds' assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. The operating results of Peds are included in the Branded Apparel segment.

Alstyle Apparel, LLC
On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries ("Alstyle") for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle® brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the U.S., Canada, and Mexico. The acquisition of
Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Goodwill is attributable primarily to Alstyle's assembled workforce, which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. The operating results of Alstyle are included in the Printwear segment.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for the fiscal 2016 acquisitions:

	Peds	Alstyle	Total
Assets acquired:
Trade accounts receivable	$11,821	$19,113	$30,934
Inventories	20,548	62,677	83,225
Prepaid expenses, deposits and other current assets	1,180	3,831	5,011
Property, plant and equipment	5,442	26,337	31,779
Intangible assets (1)	26,484	7,500	33,984
Deferred income taxes	1,380	—	1,380
	66,855	119,458	186,313
Liabilities assumed:
Accounts payable and accrued liabilities	(16,376)	(11,629)	(28,005)
Income taxes payable	(2,521)	—	(2,521)
Deferred income taxes	(4,069)	—	(4,069)
	(22,966)	(11,629)	(34,595)

Goodwill	7,980	1,649	9,629
Net assets acquired at fair value	$51,869	$109,478	$161,347
Cash consideration paid at closing, net of cash acquired	47,869	109,478	157,347
Balance due (paid in fiscal 2017)	4,000	—	4,000
	$51,869	$109,478	$161,347
(1) The intangible assets acquired relating to Peds are comprised of customer relationships in the amount of $9.7 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years, trademarks in the amount of $16.3 million which are not being amortized as they are considered to be indefinite life intangible assets, and computer software in the amount of $0.5 million. The intangible assets acquired relating to Alstyle are comprised of customer relationships in the amount of $4.0 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years, and trademarks in the amount of $3.5 million, which are being amortized over five years.

6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at December 31, 2017 and January 1, 2017.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. TRADE ACCOUNTS RECEIVABLE:

	December 31, 2017	January 1, 2017

Trade accounts receivable	$248,419	$283,322
Allowance for doubtful accounts	(5,054)	(5,589)
	$243,365	$277,733

As at December 31, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $92.8 million (January 1, 2017 - $80.5 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2018, subject to annual extensions.

The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $1.7 million for fiscal 2017 (2016 - $0.7 million), and was recorded in bank and other financial charges.

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	December 31, 2017	January 1, 2017

Balance, beginning of fiscal year	$(5,589)	$(4,601)
Bad debt recovery (expense)	(3,689)	92
Write-off of trade accounts receivable	4,224	524
Increase due to business acquisitions	—	(1,604)
Balance, end of fiscal year	$(5,054)	$(5,589)

8. INVENTORIES:

	December 31, 2017	January 1, 2017

Raw materials and spare parts inventories	$128,414	$119,155
Work in progress	60,743	56,397
Finished goods	756,581	779,324
	$945,738	$954,876

The amount of inventories recognized as an expense and included in cost of sales was $1,884.8 million for fiscal 2017 (2016 - $1,810.3 million), which included an expense of $18.0 million (2016 - $11.3 million) related to the write-down of inventory to net realizable value.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2017
Cost
Balance, January 1, 2017	$69,373	$504,186	$997,993	$167,651	$50,607	$1,789,810
Additions	630	7,515	17,565	10,852	55,640	92,202
Additions through business acquisitions	—	29	4,153	356	—	4,538
Transfers	—	2,601	25,062	1,195	(28,858)	—
Disposals	—	(1,933)	(4,799)	(4,414)	—	(11,146)
Balance, December 31, 2017	$70,003	$512,398	$1,039,974	$175,640	$77,389	$1,875,404

Accumulated depreciation
Balance, January 1, 2017	$—	$132,976	$483,742	$96,209	$—	$712,927
Depreciation	—	24,719	92,904	18,610	—	136,233
Disposals	—	(655)	(4,799)	(4,120)	—	(9,574)
Balance, December 31, 2017	$—	$157,040	$571,847	$110,699	$—	$839,586
Carrying amount, December 31, 2017	$70,003	$355,358	$468,127	$64,941	$77,389	$1,035,818

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2016
Cost
Balance, January 3, 2016	$65,687	$439,276	$903,502	$156,492	$75,576	$1,640,533
Additions	2,727	17,390	46,165	9,870	50,607	126,759
Additions through business acquisitions	839	17,672	12,651	617	—	31,779
Transfers from assets held for sale	120	3,855	—	248	—	4,223
Transfers	—	28,028	45,140	2,408	(75,576)	—
Disposals	—	(2,035)	(9,465)	(1,984)	—	(13,484)
Balance, January 1, 2017	$69,373	$504,186	$997,993	$167,651	$50,607	$1,789,810

Accumulated depreciation
Balance, January 3, 2016	$—	$109,204	$404,663	$82,277	$—	$596,144
Depreciation	—	22,828	86,242	15,668	—	124,738
Transfers from assets held for sale	—	1,732	—	248	—	1,980
Disposals	—	(788)	(7,163)	(1,984)	—	(9,935)
Balance, January 1, 2017	$—	$132,976	$483,742	$96,209	$—	$712,927
Carrying amount, January 1, 2017	$69,373	$371,210	$514,251	$71,442	$50,607	$1,076,883

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

During fiscal 2016, the Company ceased to classify certain property and equipment as held for sale since the criteria for this classification were no longer met. The Company transferred these assets to property, plant and equipment at the lower of their carrying amounts as adjusted for depreciation not recognized during the period the assets were held for sale, and their recoverable amount.

As at December 31, 2017, there were contractual purchase obligations outstanding of approximately $46.2 million for the acquisition of property, plant and equipment compared to $44.7 million as of January 1, 2017.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2017	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 1, 2017	$205,531	$174,772	$59,498	$48,776	$1,880	$490,457
Additions	—	—	—	2,852	—	2,852
Additions through business acquisitions	18,958	51,400	—	—	—	70,358
Disposals	—	—	—	(1,857)	—	(1,857)
Balance, December 31, 2017	$224,489	$226,172	$59,498	$49,771	$1,880	$561,810

Accumulated amortization
Balance, January 1, 2017	$62,185	$125	$42,586	$29,528	$1,812	$136,236
Amortization	13,287	983	6,448	4,808	68	25,594
Disposals	—	—	—	(1,625)	—	(1,625)
Balance, December 31, 2017	$75,472	$1,108	$49,034	$32,711	$1,880	$160,205
Carrying amount, December 31, 2017	$149,017	$225,064	$10,464	$17,060	$—	$401,605

2016	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 3, 2016	$191,831	$154,972	$58,300	$44,972	$1,880	$451,955
Additions	—	—	1,198	4,084	—	5,282
Additions through business acquisitions	13,700	19,800	—	484	—	33,984
Disposals	—	—	—	(764)	—	(764)
Balance, January 1, 2017	$205,531	$174,772	$59,498	$48,776	$1,880	$490,457

Accumulated amortization
Balance, January 3, 2016	$50,740	$—	$36,140	$26,600	$1,722	$115,202
Amortization	11,445	125	6,446	3,183	90	21,289
Disposals	—	—	—	(255)	—	(255)
Balance, January 1, 2017	$62,185	$125	$42,586	$29,528	$1,812	$136,236
Carrying amount, January 1, 2017	$143,346	$174,647	$16,912	$19,248	$68	$354,221

The carrying amount of internally-generated assets within computer software was $11.7 million as at December 31, 2017 and $13.9 million as at January 1, 2017. Included in computer software as at December 31, 2017 is $5.1 million (January 1, 2017 - $9.9 million) of assets not yet utilized in operations.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill:

	December 31, 2017	January 1, 2017

Balance, beginning of fiscal year	$202,108	$190,626
Goodwill acquired (note 5)	24,087	9,629
Other (1)	376	1,853
Balance, end of fiscal year	$226,571	$202,108
(1) The increase in goodwill for fiscal 2016 relates to the acquisition of Doris Inc. ("Doris") in fiscal 2014, and reflects additional deferred income tax liabilities in accordance with the revised guidance to IAS 12 which was adopted in fiscal 2016.

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	December 31, 2017	January 1, 2017

Branded Apparel:
Goodwill	$180,860	$180,482
Trademarks with an indefinite life	129,272	129,272
	$310,132	$309,754

Printwear:
Goodwill	$40,186	$21,626
Trademarks with an indefinite life	93,400	42,000
	$133,586	$63,626

Yarn-Spinning:
Goodwill	$5,525	$—
	$5,525	$—

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal. The Company performed the annual impairment review for goodwill and indefinite life intangible assets during fiscal 2017, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount
The Company determined the recoverable amount of the Branded Apparel, Printwear, and Yarn-Spinning CGU’s based on the fair value less costs of disposal method. The fair values of the Branded Apparel, Printwear, and Yarn-Spinning CGU’s were based on a multiple applied to forecasted adjusted EBITDA for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining future forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. For the Printwear and Yarn-spinning CGU’s, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Branded Apparel CGU
The estimated recoverable amount of the Branded Apparel CGU exceeded its carrying amount by approximately 10%. The key assumptions used in the estimation of the recoverable amount for the Branded Apparel CGU are the risk adjusted forecasted adjusted EBITDA for the next year and the adjusted EBITDA multiple of 11. The most significant assumptions that form part of the risk adjusted forecasted adjusted EBITDA for the Branded Apparel CGU relate to continuing sales trends in the retail market and the reduction in SG&A expenses arising from the internal organizational realignment of the Branded Apparel business unit initiated in December 2017 to be in line with these sales trends in this market.
Management has identified that a reasonably possible change in forecasted adjusted EBITDA or adjusted EBITDA multiple could cause the carrying amount of the Branded Apparel CGU to exceed its recoverable amount. A decrease in the risk adjusted forecasted adjusted EBITDA of 10% in the Branded Apparel CGU or a decrease in the adjusted EBITDA multiple by a factor of 1 would result in the estimated recoverable amount being equal to the carrying amount. A further decrease in the risk adjusted forecasted adjusted EBITDA or the adjusted EBITDA multiple may result in the Company recording an impairment charge relating to the Branded Apparel CGU.

11. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		December 31, 2017	January 1, 2017

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	2.3%	$30,000	$—	April 2022
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	2.1%	—	—	March 2019
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	2.2%	300,000	300,000	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	50,000	August 2026
		$630,000	$600,000

(1)	Represents the effective interest rate for the year ended December 31, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $14.6 million (January 1, 2017 - $19.0 million) has been committed against this facility to cover various letters of credit.

(3)
The Company's unsecured revolving long-term bank credit facility agreement of $300 million, has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
The unsecured five-year term loan of $300 million is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2017, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2021 to April 2022, and amended its unsecured revolving long-term bank credit facility agreement of $300 million to extend the maturity date from March 2018 to March 2019.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT (continued):

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 31, 2017.

12. OTHER NON-CURRENT LIABILITIES:

	December 31, 2017	January 1, 2017

Employee benefit obligation - Statutory severance and pre-notice	$16,096	$14,579
Employee benefit obligation - Defined contribution plan	3,216	2,444
Provisions	17,829	17,546
	$37,141	$34,569

(a) Statutory severance and pre-notice obligations:

	December 31, 2017	January 1, 2017

Obligation, beginning of fiscal year	$14,579	$8,882
Service cost	12,424	10,953
Interest cost	6,171	5,839
Actuarial loss(1)	64	5,239
Foreign exchange gain	(389)	(527)
Benefits paid	(16,753)	(15,807)
Obligation, end of fiscal year	$16,096	$14,579
(1) The actuarial loss is due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate of between 9.20% and 9.65% (2016 - between 9.75% and 9.85%) and rates of compensation increases between 8.0% and 10.0% (2016 - between 7.25% and 7.50%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $5.3 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $6.6 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $6.6 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $5.4 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 31, 2017 was $22.1 million (January 1, 2017 - $22.0 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b) Defined contribution plan:

During fiscal 2017, defined contribution expenses were $4.4 million (2016 - $3.4 million).

GILDAN 2017 REPORT TO SHAREHOLDERS P. 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES (continued):

(c) Provisions:

	Decommissioning
	and site	Lease exit
	restoration costs	costs	Total

Balance, January 1, 2017	$16,024	$1,522	$17,546
Changes in estimates made during the fiscal year	237	—	237
Provisions utilized during the fiscal year	—	(265)	(265)
Accretion of interest	311	—	311
Balance, December 31, 2017	$16,572	$1,257	$17,829

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S., for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. The lease exit costs were incurred in connection with the integration of acquired businesses.

13. EQUITY:

(a)	Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 31, 2017 and January 1, 2017, none of the first and second preferred shares were issued.

Issued:
As at December 31, 2017, there were 219,198,989 common shares (January 1, 2017 - 230,218,171) issued and outstanding, which are net of 4,308 common shares (January 1, 2017 - 21,125) that have been purchased and are held in trust as described in note 13(e).

(d)	Normal course issuer bid:
On February 23, 2017, the Company announced the renewal of a normal course issuer bid ("NCIB") beginning February 27, 2017 and ending on February 26, 2018, to purchase for cancellation up to 11,512,267 common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares as of February 17, 2017.

On November 1, 2017, the Company obtained approval from the TSX to amend its NCIB program in order to increase the maximum number of common shares that may be repurchased from 11,512,267 common shares, or 5% of the Company’s issued and outstanding common shares as at February 17, 2017 (the reference date for the NCIB), to 16,117,175 common shares, representing approximately 7.2% of the public float (or 7% of the Company’s issued and outstanding common shares) as at February 17, 2017. No other terms of the NCIB were amended.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(d)	Normal course issuer bid (continued):

During the year ended December 31, 2017, the Company repurchased for cancellation a total of 11,512,267 common shares under the NCIB for a total cost of $328.6 million, of which a total of 877,000 common shares were repurchased by way of private agreements with arm’s length third-party sellers. Of the total cost of $328.6 million, $7.7 million was charged to share capital and $320.9 million was charged to retained earnings.

During the fiscal year ended January 1, 2017, the Company repurchased for cancellation a total of 13,775,248 common shares under a previous NCIB for a total cost of $394.5 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third-party sellers. Of the total cost of $394.5 million, $8.6 million was charged to share capital and $385.8 million was charged to retained earnings.

On February 21, 2018, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. Gildan is authorized to make purchases under the NCIB during the period from February 27, 2018 to February 26, 2019 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 114,889 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months.

(e)	Common shares purchased as settlement for non-Treasury RSUs:
The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 31, 2017, a total of 4,308 common shares purchased as settlement for non-Treasury RSUs were considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital (January 1, 2017 - 21,125 common shares).

(f)	Contributed surplus:
The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at December 31, 2017 and January 1, 2017. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 31, 2017	January 1, 2017

Financial assets
Amortized cost:
Cash and cash equivalents	$52,795	$38,197
Trade accounts receivable	243,365	277,733
Financial assets included in prepaid expenses, deposits and other current assets	28,711	22,722
Long-term non-trade receivables included in other non-current assets	2,781	476
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	15,688	32,572
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	1,232	—

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$255,832	$231,927
Long-term debt - bearing interest at variable rates	430,000	400,000
Long-term debt - bearing interest at fixed rates (1)	200,000	200,000
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	2,644	1,515
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	—	620
(1) The fair value of the long-term debt bearing interest at fixed rates was $197.6 million as at December 31, 2017 (January 1, 2017 - $192.5 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments - carrying amounts and fair values (continued):

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at December 31, 2017, the notional amount of TRS outstanding was 284,761 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

(b) Derivative financial instruments - hedge accounting:
During fiscal 2017, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.
The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 31, 2017 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar.
The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 31, 2017 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.
The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 31, 2017 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long term debt.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 31, 2017:

				Carrying and fair value		Maturity
	Notional			Prepaid	Accounts
	foreign			expenses,	payable
	currency	Average	Notional	deposits and	and
	amount	exchange	U.S. $	other current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months
Cash flow hedges:
Forward foreign exchange contracts:
Sell GBP/Buy USD	28,290	1.3207	$37,363	$—	$(859)	$(859)
Sell EUR/Buy USD	31,625	1.1866	37,526	64	(687)	(623)
Sell CAD/Buy USD	45,596	0.7845	35,768	62	(629)	(567)
Buy CAD/Sell USD	52,425	0.7747	40,613	1,189	(26)	1,163
Sell AUD/Buy USD	7,542	0.7608	5,738	6	(142)	(136)
Buy MXN/Sell USD	145,025	0.0515	7,472	—	(280)	(280)
Sell MXN/Buy USD	19,040	0.0491	935	—	(21)	(21)
			$165,415	$1,321	$(2,644)	$(1,323)

The following table summarizes the Company's commodity contracts outstanding as at December 31, 2017:

			Carrying and fair value	Maturity
			Prepaid expenses,
			deposits and other	0 to 12
	Type of commodity	Notional amount	current assets	months
Cash flow hedges:

Forward contracts	Cotton	20,232 pounds	$507	$507
Swap and collar contracts	Energy	144 barrels	1,706	1,706
			$2,213	$2,213

GILDAN 2017 REPORT TO SHAREHOLDERS P. 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding as at December 31, 2017:

					Carrying and fair value
Notional					Prepaid expenses,
amount of			Fixed	Floating	deposits and other
borrowings	Maturity date	Pay / Receive	rate	rate	current assets
Cash flow hedges:
$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$5,617
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	2,787
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	3,750
$250,000					$12,154

The following table summarizes the Company’s hedged items as at December 31, 2017:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)
Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$1,658	$(1,658)
Forecast expenses	—	—	(883)	883

Commodity risk:
Forecast purchases	—	—	(2,213)	2,213

Interest rate risk:
Forecast interest payments	—	—	(12,102)	12,102
	$—	$—	$(13,540)	$13,540

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2017	2016

Interest expense on financial liabilities recorded at amortized cost (1)	$17,126	$12,568
Bank and other financial charges	8,025	6,348
Interest accretion on discounted provisions	311	336
Foreign exchange (gain) loss	(1,276)	434
	$24,186	$19,686
(1) Net of capitalized borrowing costs of $1.2 million (2016 - $0.2 million).

(d)	Hedging components of other comprehensive income (“OCI”):

	2017	2016

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(6,076)	$161
Commodity price risk	11,087	33,963
Interest rate risk	425	11,678

Income taxes	60	(3)

Amounts reclassified from OCI to inventory, related to commodity price risk	(33,294)	(4,356)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	1,626	19
Cost of sales	(1,042)	—
Selling, general and administrative expenses	(2,087)	(668)
Financial expenses, net (1)	2,234	(1,295)
Income taxes	(4)	19
Cash flow hedging (loss) gain	$(27,071)	$39,518
(1) The amount reclassified from OCI to net earnings related to interest rate risk was not significant for the year ended December 31, 2017.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the year ended December 31, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the year ended December 31, 2017.

Approximately $3.1 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 31, 2017, a total of 852,255 shares (January 1, 2017 - 794,193) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2016 - $0.2 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:
The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at December 31, 2017, 1,278,661 common shares remained authorized for future issuance under this plan.
The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date, with limited exceptions.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

Outstanding stock options were as follows:

Stock options issued in Canadian dollars and to be exercised on the TSX:
	Number	Weighted exercise price (CA$)

Stock options outstanding, January 3, 2016	1,895	$29.78
Changes in outstanding stock options:
Granted	714	33.01
Exercised	(77)	13.76
Stock options outstanding, January 1, 2017	2,532	31.18
Changes in outstanding stock options:
Exercised	(269)	16.43
Stock options outstanding, December 31, 2017	2,263	$32.94

Stock options issued in U.S. dollars and to be exercised on the NYSE:
	Number	Weighted exercise price (US$)

Stock options outstanding, January 1, 2017	—	$—
Changes in outstanding stock options:
Granted	759	29.01
Stock options outstanding, December 31, 2017	759	$29.01

GILDAN 2017 REPORT TO SHAREHOLDERS P. 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

As at December 31, 2017, 599,562 outstanding options, all of which were issued in Canadian dollars and to be exercised on the TSX, were exercisable at the weighted average exercise price of CA$26.68 (January 1, 2017 - 468,813 options at CA$19.43). For stock options exercised during fiscal 2017, the weighted average share price at the date of exercise was CA$39.23 (2016 - CA$37.32). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended December 31, 2017 was $5.15 (January 1, 2017 - $4.07). The following table summarizes the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2017 and 2016:

	2017	2016

Exercise price	US$29.01	CA$33.01
Risk-free interest rate	1.90%	0.66%
Expected volatility	20.78%	21.85%
Expected life	4.63 years	4.63 years
Expected dividend yield	1.29%	1.27%

Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used for stock options issued in Canadian dollars and to be exercised on the TSX is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options. The risk-free rate used for stock options issued in U.S. dollars and to be exercised on the NYSE is equal to the yield available on U.S Department of Treasury bonds at the date of grant with a term equal to the expected life of the options.

The following table summarizes information about stock options issued and outstanding and exercisable at December 31, 2017:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number

CA$13.60	63	1	63
CA$15.59	81	2	81
CA$24.22	261	3	174
CA$30.46	286	4	138
CA$33.01	714	6	—
CA$38.01	575	5	144
CA$42.27	283	8	—
	2,263		600
US$29.01	759	7	—
	3,022		600

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, January 3, 2016	292	$20.25
Changes in outstanding Treasury RSUs:
Granted	8	30.08
Granted for dividends declared	3	29.08
Settled through the issuance of common shares	(43)	17.78
Forfeited	(11)	29.20
Treasury RSUs outstanding, January 1, 2017	249	20.70
Changes in outstanding Treasury RSUs:
Granted for dividends declared	2	29.04
Settled through the issuance of common shares	(149)	14.12
Treasury RSUs outstanding, December 31, 2017	102	$30.46

As at December 31, 2017 and January 1, 2017, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses for fiscal 2017 was $3.8 million (2016 - $3.7 million) in respect of the stock options and $0.9 million (2016 - $0.8 million) in respect of Treasury RSUs, and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, January 3, 2016	953	$28.42
Changes in outstanding non-Treasury RSUs:
Granted	431	25.40
Granted for performance	113	28.42
Granted for dividends declared	10	28.99
Settled - common shares	(248)	28.42
Settled - payment of withholding taxes	(178)	28.42
Forfeited	(34)	28.42
Non-Treasury RSUs outstanding, January 1, 2017	1,047	27.18
Changes in outstanding non-Treasury RSUs:
Granted	471	29.38
Granted for performance	88	28.42
Granted for dividends declared	13	29.86
Settled - common shares	(215)	28.34
Settled - payment of withholding taxes	(142)	28.42
Forfeited	(62)	27.66
Non-Treasury RSUs outstanding, December 31, 2017	1,200	$27.79

GILDAN 2017 REPORT TO SHAREHOLDERS P. 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at December 31, 2017 and January 1, 2017, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses, in respect of the non-Treasury RSUs, for fiscal 2017 was $11.2 million (2016 - $11.1 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

(c) Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 31, 2017, there were 292,873 (January 1, 2017 - 255,472) DSUs outstanding at a value of $9.5 million (January 1, 2017 - $6.5 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $32.30 (January 1, 2017 - $25.37). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2017 was $1.1 million (2016 - $0.7 million).

Changes in outstanding DSUs were as follows:

	2017	2016

DSUs outstanding, beginning of fiscal year	255	226
Granted	35	36
Granted for dividends declared	3	2
Forfeited	—	(9)
DSUs outstanding, end of fiscal year	293	255

GILDAN 2017 REPORT TO SHAREHOLDERS P. 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2017	2016

Selling expenses	$118,560	$113,340
Administrative expenses	141,325	121,702
Distribution expenses	117,438	101,391
	$377,323	$336,433

(b)	Employee benefit expenses:

	2017	2016

Salaries, wages and other short-term employee benefits	$504,366	$459,041
Share-based payments	16,065	15,756
Post-employment benefits	30,376	25,089
	$550,807	$499,886

(c)	Lease expenses:
During the year ended December 31, 2017 an amount of $35.7 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2016 - $26.6 million).

As at December 31, 2017, the future minimum lease payments under non-cancellable leases were as follows:

December 31, 2017

Within 1 year	$22,862
Between 1 and 5 years	50,205
More than 5 years	46,703
$119,770

(d)	Government assistance:
During the year ended December 31, 2017 an amount of $10.2 million was recognized in the consolidated statement of earnings and comprehensive income relating to government assistance for yarn production (2016 - $9.3 million).

GILDAN 2017 REPORT TO SHAREHOLDERS P. 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2017	2016

Employee termination and benefit costs	$3,958	$5,006
Exit, relocation and other costs	13,805	7,898
Loss on disposal of property, plant and equipment related to exit activities	930	1,119
Loss on disposal or transfer of assets held for sale	—	597
Remeasurement of contingent consideration in connection with a business acquisition	—	(6,176)
Acquisition-related transaction costs	4,201	3,302
	$22,894	$11,746

Restructuring and acquisition-related costs in fiscal 2017 related primarily to the following: the American Apparel business acquisition, including transaction costs and integration costs relating to the relocation of acquired assets and the re-launching of this brand's direct-to-consumer e-commerce site; the consolidation of the Company's West Coast distribution centres for Printwear brands pursuant to the acquisitions of American Apparel and Alstyle; the Company's internal organizational realignment of its Branded Apparel business unit, including severance costs, legal fees, and other professional fees; the rationalization of the Company's remaining retail store outlets, including lease exit costs, severance costs, and the write-off of leasehold improvement assets; transaction costs relating to other business acquisitions completed or evaluated during fiscal 2017; and the completion of the integration of prior years' business acquisitions, primarily for the integration of Alstyle and Peds.

Restructuring and acquisition-related costs in fiscal 2016 related primarily to costs incurred in connection with the integration of acquired businesses, including the Alstyle and Peds acquisitions, the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct-to-consumer channel strategy. Restructuring and acquisition-related costs also included transaction costs related to the acquisitions of Alstyle and Peds. Restructuring and acquisition-related costs were partially offset by a gain on the re-measurement of the fair value of contingent consideration in connection with the Doris acquisition.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2017	2016

Earnings before income taxes	$376,816	$351,838
Applicable tax rate	26.8%	26.8%
Income taxes at applicable statutory rate	101,100	94,398

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(89,722)	(83,208)
Income tax recovery and other adjustments related to prior taxation years	(1,676)	(4,822)
Effect of reduction in tax rate	(1,633)	—
Effect of revaluation of deferred taxes on intangible assets	(62,228)	—
Non-recognition of tax benefits related to tax losses and temporary differences	62,488	1,545
Effect of non-deductible expenses and other	6,153	(2,713)
Total income tax expense	$14,482	$5,200
Average effective tax rate	3.8%	1.5%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2017	2016

Current income taxes, includes a recovery of $1,368
(2016 - recovery of $2,725) relating to prior taxation years	$9,587	$8,356

Deferred income taxes:
Reduction in tax rate	(1,633)	—
Revaluation of deferred taxes on intangible assets	(62,228)	—
Origination and reversal of temporary differences	6,576	(1,059)
Non-recognition of tax benefits related to tax losses and temporary differences	62,488	—
Recognition of tax benefits relating to prior taxation years	(308)	(2,097)
	4,895	(3,156)
Total income tax expense	$14,482	$5,200

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. Tax Reform). The U.S. Tax Reform reduces the statutory federal corporate income tax rate from 35% to 21% effective January 1, 2018, and makes other changes to U.S. corporate tax laws. During the fourth quarter of fiscal 2017, the Company revalued the net deferred tax liability position in its U.S. subsidiaries, to reflect the change in the statutory federal corporate income tax rate that will take effect in 2018, resulting in an income tax recovery of $1.6 million. In addition, the Company incurred a net deferred tax expense of $3.3 million in fiscal 2017 relating to an internal organizational realignment of its Branded Apparel business unit, consisting of a $56.5 million increase in the non-recognition of deferred income tax assets and a $9.0 million reduction in deferred income tax assets relating to the reversal of temporary differences, less a $62.2 million revaluation of deferred income tax liabilities.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 31, 2017	January 1, 2017

Deferred tax assets:
Non-capital losses	$75,433	$76,345
Non-deductible reserves and accruals	5,712	49,856
Property, plant and equipment	9,629	7,239
Other items	6,609	4,946
	97,383	138,386
Unrecognized deferred tax assets	(67,152)	(27,529)
Deferred tax assets	$30,231	$110,857

Deferred tax liabilities:
Property, plant and equipment	$(24,239)	$(32,703)
Intangible assets	(9,705)	(76,654)
Deferred tax liabilities	$(33,944)	$(109,357)
Deferred income taxes	$(3,713)	$1,500

The details of changes to deferred income tax assets and liabilities were as follows:

	2017	2016

Balance, beginning of fiscal year, net	$1,500	$2,793

Recognized in the statements of earnings:
Non-capital losses	31,202	9,847
Non-deductible reserves and accruals	(41,052)	3,004
Property, plant and equipment	(3,062)	(11,438)
Intangible assets	66,888	498
Other	1,984	2,790
Reduction in tax rate	1,633	—
Unrecognized deferred tax assets	(62,488)	(1,545)
	(4,895)	3,156

Business acquisitions	—	(4,542)
Other	(318)	93
Balance, end of fiscal year, net	$(3,713)	$1,500

As at December 31, 2017, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $67.2 million, for which no deferred tax asset has been recognized (January 1, 2017 - $27.5 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2018 and 2037. The recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 31, 2017, a deferred income tax liability of approximately $68 million would result from the recognition of the taxable temporary differences of approximately $305 million.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2017	2016

Net earnings - basic and diluted	$362,334	$346,638

Basic earnings per share:
Basic weighted average number of common shares outstanding	224,184	235,355
Basic earnings per share	$1.62	$1.47

Diluted earnings per share:
Basic weighted average number of common shares outstanding	224,184	235,355
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	351	693
Diluted weighted average number of common shares outstanding	224,535	236,048
Diluted earnings per share	$1.61	$1.47

Excluded from the above calculation for the year ended December 31, 2017 are 1,903,101 stock options (2016 - 1,572,273) and nil Treasury RSUs (2016 - 7,500) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2017	2016

Depreciation of property, plant and equipment (note 9)	$136,233	$124,738
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the year	323	(5,430)
Depreciation of property, plant and equipment included in net earnings	136,556	119,308
Amortization of intangible assets, excluding software (note 10)	20,786	18,106
Amortization of software (note 10)	4,808	3,183
Depreciation and amortization included in net earnings	$162,150	$140,597

GILDAN 2017 REPORT TO SHAREHOLDERS P. 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2017	2016

Depreciation and amortization (note 20)	$162,150	$140,597
Restructuring charges related to property, plant and equipment (note 17)	930	1,716
Gain on remeasurement of contingent consideration in connection with a business acquisition (note 17)	—	(6,176)
Loss on disposal of property, plant and equipment and intangible assets	368	1,631
Share-based compensation	15,867	15,373
Deferred income taxes (note 18)	4,895	(3,156)
Unrealized net (gain) loss on foreign exchange and financial derivatives	(863)	1,993
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	(10,070)	10,840
Other non-current assets	(523)	(2,202)
Other non-current liabilities	2,445	(2,169)
	$175,199	$158,447

(b)	Variations in non-cash transactions:

	2017	2016

Change in classification of non-Treasury RSUs to equity-settled	$—	$6,234
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	258	(8,200)
Proceeds on disposal of property, plant and equipment included in other current assets	36	(475)
Assets held for sale transferred to property, plant and equipment	—	2,243
Balance due on business acquisition (note 5)	2,700	(4,000)
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	447	370
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	9,623	8,085

GILDAN 2017 REPORT TO SHAREHOLDERS P. 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2017	2016

Short-term employee benefits	$9,446	$7,422
Post-employment benefits	205	157
Share-based payments	10,932	10,132
	$20,583	$17,711

The amounts in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 31, 2017	January 1, 2017

DSUs	$9,460	$6,481

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 31, 2017, the maximum potential liability under these guarantees was $50.6 million (January 1, 2017 - $53.8 million), of which $12.5 million was for surety bonds and $38.1 million was for financial guarantees and standby letters of credit (January 1, 2017 - $10.4 million and $43.4 million, respectively).

As at December 31, 2017, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and taking a conservative approach towards financial risk management.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”) for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times adjusted EBITDA. As at December 31, 2017, the Company’s net debt leverage ratio was 1.0 times.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving facilities, term loan facility, and notes require compliance with lending covenants in order to pay dividends, these covenants have not been and are not currently, a constraint to the payment of dividends under the Company’s dividend policy.

The Company paid dividends of $84.8 million during the year ended December 31, 2017, representing dividends declared per common share of $0.374. On February 21, 2018, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.112 per share for an expected aggregate payment of $24.6 million which will be paid on April 2, 2018 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 8, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2017 REPORT TO SHAREHOLDERS P. 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION:

For the years ended December 31, 2017 and January 1, 2017, the Company managed and reported its business under two operating segments, Printwear and Branded Apparel, each of which was a reportable segment for financial reporting purposes with its own management that was accountable and responsible for the segment’s operations, results, and financial performance. These segments were principally organized by the major customer markets they served.

The Printwear segment serviced wholesale distributors/screenprinters in imprintables markets in over 60 countries across North America, Europe, Asia-Pacific, and Latin America by distributing undecorated activewear products in large quantities primarily to this customer base. The Branded Apparel segment marketed branded family apparel, including socks, underwear, activewear, sheer hosiery and shapewear products to retailers and consumers in the United States and Canada.

The chief operating decision-maker assessed segment performance based on segment operating income which was defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

	2017	2016

Segmented net sales:
Printwear	$1,821,995	$1,651,079
Branded Apparel	928,821	933,991
Total net sales	$2,750,816	$2,585,070

Segment operating income:
Printwear	$438,307	$388,052
Branded Apparel	86,570	85,445
Total segment operating income	$524,877	$473,497

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$524,877	$473,497
Amortization of intangible assets, excluding software	(20,786)	(18,106)
Corporate expenses	(80,195)	(72,121)
Restructuring and acquisition-related costs	(22,894)	(11,746)
Financial expenses, net	(24,186)	(19,686)
Earnings before income taxes	$376,816	$351,838

Additions to property, plant and equipment, intangible assets, and goodwill
(including additions from business acquisitions and transfers):
Printwear	$147,737	$148,205
Branded Apparel	17,811	80,855
Corporate	7,401	4,357
Assets not yet utilized in operations, net of transfers	21,464	(24,131)
	$194,413	$209,286

Depreciation of property, plant and equipment:
Printwear	$93,353	$77,436
Branded Apparel	35,674	38,924
Corporate	7,529	2,948
	$136,556	$119,308

GILDAN 2017 REPORT TO SHAREHOLDERS P. 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The reconciliation of total assets to segmented assets is as follows:

	December 31, 2017	January 1, 2017

Segmented assets:(1)
Printwear	$1,726,945	$1,640,739
Branded Apparel	1,065,474	1,177,843
Total segmented assets	2,792,419	2,818,582
Unallocated assets:
Cash and cash equivalents	52,795	38,197
Income taxes receivable	3,891	—
Deferred income taxes	—	1,500
Assets not yet utilized in operations	82,467	60,552
Other - primarily corporate assets	49,133	71,313
Consolidated assets	$2,980,705	$2,990,144
(1) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	December 31, 2017	January 1, 2017

United States	$487,228	$841,694
Canada	141,820	151,508
Honduras	386,348	400,438
Caribbean Basin	559,422	159,419
Other	89,176	80,153
	$1,663,994	$1,633,212

Net sales by major product group were as follows:

	2017	2016

Activewear and underwear	$2,169,709	$1,993,012
Socks and hosiery	581,107	592,058
	$2,750,816	$2,585,070

Net sales were derived from customers located in the following geographic areas:

	2017	2016

United States	$2,382,800	$2,253,910
Canada	131,025	118,955
Europe and other	236,991	212,205
	$2,750,816	$2,585,070

GILDAN 2017 REPORT TO SHAREHOLDERS P. 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The Company has two customers accounting for at least 10% of total net sales.

	2017	2016

Customer A	16.5%	18.2%
Customer B	11.9%	12.4%

GILDAN 2017 REPORT TO SHAREHOLDERS P. 103